Yavne, December 21, 2011

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: G. Willi-Food International Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 30, 2011
File No. 000-29256

Dear Mr. Thompson:

We enclose herewith responses to the comments raised by the Staff in its comment letter dated November 23, 2011 with respect to the Form 20-F of G. Willi-Food International Ltd. (the "Company" or "we") for the year ended December 31, 2010 (the “Form 20-F”).

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated November 23, 2011 have been restated below in their entirety, with our responses set forth immediately underneath.

Form 20-F For Fiscal Year Ended December 31, 2010

Item 5.  Operating and Financial Review Prospects, page 31

Critical Accounting Policies, page 32

4. Impairment of Goodwill, page 33

1. We reviewed your response to comment 3 in our letter dated September 26, 2011. As previously requested, please consider disclosing that the recoverable amount of your cash generating unit is substantially in excess of carrying value and is not at risk of impairment

We note the Staff's comment and advise that all the goodwill in our financial reports is allocated to the manufacturing segment which was also identified as the cash generating unit ("CGU") for the impairment test purposes. Because the valuation of the CGU resulted in substantial excess over the carrying values, this makes the likelihood of a need for impairment charge remote. In future filings we will clarify our MD&A to disclose this fact and any other conclusion relating to the impairment test.

A. Results of Operations, page 38

2. We reviewed your response to comment 4 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing the following information in your discussion and analysis of operations for each year presented:

o	the reasons for increases in the expense items identified in your discussions ofselling and general and administrative expense; and

o	the effective tax rates and the reasons for the change between years in yourdiscussions of taxes on income.

 The staff is respectfully advised that, as explained in our previous response to comment 4 in your letter dated September 26, 2011, the changes in expense items are in the normal course of business of the Company.  Most of the increase in the expense items resulted from an incremental increase in sales and profits.

 In addition, the change in effective tax rates between years resulted from the Company's commercial activities involving disposal of an investment in a Danish company owned by one of the Company's subsidiaries. The tax resulting from this gain is reflected as tax exempt income in Note 15(B). In addition, during 2009, the Company reduced the tax provision for 2008, which is reflected in the previous year taxes in Note 15(B) as well.  As a result, the effective tax rate for 2009 was relatively low compared to the statutory tax rate for the year 2010.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

3. We reviewed your response to comment 7 in our letter dated September 26, 2011. Please tell us how you account for slotting fees referencing the applicable authoritative literature that supports your accounting treatment. Please also tell us why you:

o	consider slotting fees as intangible assets; and

o	believe your classification of slotting fee payments as investing cash flows is more appropriate than classification as operating cash flows

The Staff is respectfully advised that we follow the provisions of IAS 38 in our treatment of slotting fees paid in advance as intangible assets. In order to be recognized as an asset, IAS 38.18 requires that the asset meet:

1)           the definition of an intangible asset, and

2)           the recognition criteria.

An asset for the purpose of IAS 38 is one that is controlled by the entity and that is expected to provide future benefits to the entity.

IAS 38.21 defines when recognition is appropriate and states:

An intangible asset shall be recognized if, and only if:

a.           it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

b.           the cost of the asset can be measured reliably.

In a separate acquisition of intangible assets IAS 38.25 states:

Normally, the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criterion in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets.

IAS 38.26 further clarifies that reliable measure is premised in a separate acquisition of intangibles:

In addition, the cost of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

The Staff is advised that our slotting fees are negotiable payments that ascertain certain shelf areas for an agreed upon period. The negotiated amount is paid up-front to secure our shelf areas and, we believe, meet all the required criteria in IAS 38 for recognition as follows:

1.           Once paid a shelf area is secured to us which allows us to present our products to prospective customers and is thus (i) controlled by us and (ii) provides us with future benefits.

2.           Since it is the result of separate acquisition, as described above, the probability of future benefits and reliability of the measurement is assumed to be achieved.

In conclusion, we believe that the pre-paid slotting fees are eligible to be recognized as intangible assets.

The Staff is further advised that the classification as investing cash flows is as required by IAS 7.16, which states:

The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Examples of cash flows arising from investing activities are:

a.           cash payments to acquire property, plant and equipment, intangibles and other long-term assets. These payments include those relating to capitalized development costs and self-constructed property, plant and equipment;

b.           cash receipts from sales of property, plant and equipment, intangibles and other long-term assets;

c.           cash payments to acquire equity or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading purposes);

d.           cash receipts from sales of equity or debt instruments of other entities and interests in joint ventures (other than receipts for those instruments considered to be cash equivalents and those held for dealing or trading purposes);

e.           cash advances and loans made to other parties (other than advances and loans made by a financial institution);

f.           cash receipts from the repayment of advances and loans made to other parties (other than advances and loans of a financial institution);

g.           cash payments for futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the payments are classified as financing activities; and

h.           cash receipts from futures contracts, forward contracts, option contracts and swap contracts except when the contracts are held for dealing or trading purposes, or the receipts are classified as financing activities.

When a contract is accounted for as a hedge of an identifiable position the cash flows of the contract are classified in the same manner as the cash flows of the position being hedged.

As can be seen, IAS 7.16(a) specifically identifies cash outflows to acquire intangible assets as cash flow from investing activities. Hence, we believe, the pre-paid slotting fees should be categorized as cash outflows from investing activities.

Notes to Consolidated Financial Statements, page F-9

4. We reviewed your response to comment 8 in our letter dated September 26, 2011. As previously requested, please disclose the date when the financial statements were authorized for issue and who gave the authorization. Please refer to paragraph 17 of IAS 10.

The Staff is respectfully advised that we followed the provisions of paragraph 17 of IAS 10 in our previous response to comment 8 in your letter dated September 26, 2011. Paragraph 17 of IAS 10 provides as follows:

The entity shall disclose the date on which the financial statements have been made or authorized for disclosure and who has given such approval. In the event that the owners of the entity or have the power to amend the financial statements following the disclosure, the entity also disclose this fact.

The Company's board of directors approved for issuance the reports without their notes during the board meeting held on March 21, 2011 pending management completion of the notes.  The board authorized the Company's management to complete the reports and approved the reports with the notes in June 30, 2011, the management completed the reports on June 30, 2011.

We note the Staff's comment, and in future filings we will amend the needed disclosure.

Note 2 – Summary of Significant Accounting Policies, page F-9

P. Revenue recognition, page F-17

5. We reviewed your response to comment 10 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing your accounting policies with respect to customer returns, rebates and other credits.

The staff is respectfully advised that customer returns and rebates are part of the Company's normal course of business. The Company assesses the expected customer returns and rebates according to specific information in its possession and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues and hence the disclosure in this note.

We note the Staff's comment and in future filings will expand the revenue recognition note to include the fact that customer returns, rebates and other credits are being deducted from revenues.

Note 16 – Commitments and Contingencies, page F-43

A.  Commitments

6. We reviewed your response to comment 20 in our letter dated September 26, 2011. Please tell us how you classify sales incentives in your statements of income and the basis for your classification.

The staff is respectfully advised that, as explained in our previous response to comment 20 in your letter dated September 26, 2011, most of the incentives are provided in special contracts that define the exact calculation.

Most of the incentives are reduced from the Company's revenues.

We note the Staff's comment and in future filings we will expand the revenue recognition note to include the fact that customer returns, rebates and other credits are being deducted from revenues.

B.  Contingent liabilities

7. We reviewed your response to comment 22 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing that providing an estimate of the financial effect of the legal actions disclosed in items (3), (4) and (7) is not practical.

The staff is respectfully advised that it is not practical to estimate the financial effect of the legal actions disclosed in items (3), (4) and (7). In future filings we will clarify the note.

Note 24 – Financial Instruments, page F-54

B.  Categories of financial instruments, page F-54

8. We reviewed your responses to comments 26 and 27 in our letter dated September 26, 2011. Please explain why certain financial liabilities included in the table on page F-54 appear to be excluded from the maturity profile of outstanding financial liabilities table on page F-56.

The Staff is respectfully advised that the balance of trade and other receivables in the financial assets (Note 24(B)) consists of the following balances from the financial statements:

Line item in the financial statements
Balance

NIS (thousands)
Cash and cash equivalents	113,631
Trade receivables	85,902
Other receivables	677

Total financial assets under the category of Trade and
Other receivables	200,210

The financial liabilities held for trading at amortized cost consists of the following balances from the financial statements:

Line item in the financial statements
Balance

NIS (thousands)
Short term bank credit	5,780
Trade payables	32,959
Current tax liabilities	5,910
Employee benefits	3,057
Long term bank loans	309
Retirement benefit liabilities	1,281
Other payables and accrued expenses	8,632

Total financial liabilities held for trading	57,928

As previously indicated in response to comment 27 in your letter dated September 26, 2011, the staff is respectfully advised that the financial liabilities included in the table of maturity profile of outstanding financial liabilities consist of:

NIS (thousands)
Short term bank credit	5,780
Trade payables	32,959
Current tax liabilities	5,910
Employee benefits	3,057
Long term bank loans	309
Retirement benefit liabilities	1,281
Other payables and accrued expenses	8,632

Total financial liabilities (Note 24(G)(1))	57,928

The financial instruments in the non derivatives financial instruments consist of:

NIS (thousands)
Cash and cash equivalents	113,631
Financial assets at fair value
through profit or loss	67,890
Trade receivables	85,902
Other receivables	677

Total (Note 24(G)(2))	268,100

Thus, in note 24(G)(1) to the financial liabilities included in the table of maturity profile of outstanding financial liabilities, we have made a mistake. The numbers included in this note should be equal to the numbers in Note 24(B).  We will correct this error in future filings.

* * * * *

In addition, the Company acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact the undersigned at +972-8-932-1099 or baruch@willi-food.co.il.

Very truly yours,

/s/ Baruch Shusel

Baruch Shusel
Chief Financial Officer

cc: Gil Hochboim, G. Willi-Food International Ltd.
Perry Wildes, Adv., Gross, Kleinhendler,  Hodak, Halevy, Greenberg & Co.